Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Elsie Chan Brilliance China Automotive Holdings Limited (+852) 2523-7227	Mike Wong Weber Shandwick Hong Kong (+852) 2533-9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

UPDATE ON LEGAL PROCEEDINGS

Reference is made to the announcements made by the Company dated 23, 27 and 29 January 2003, relating to, among other things, the Court Order and the Writ. The Directors wish to update on the present status of the Bermuda legal proceedings involving the Company.

Reference is made to the announcements made by the Company dated 23, 27 and 29 January 2003 (the “Announcements”), relating to, among other things, the Court Order and the Writ. Unless otherwise defined, terms used herein shall have the same meaning as in the Announcements.

The Directors wish to state that at a hearing before the Supreme Court of Bermuda on 4 February 2003 (Bermuda time) regarding an application by the Company to, amongst others, (i) have the Writ struck out and, in the alternative, (ii) have the Court Order discharged, the judge has ordered a brief adjournment of the hearing until 9:30 a.m. on 7 February 2003 (Bermuda time) for a full day hearing of the matters before the court.

Further announcements will be made by the Company in the event of developments in the legal proceedings.

By order of the Board of Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Hong Kong SAR, 5 February 2003